

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 16, 2011

Via U.S. Mail

Mr. Charles A. Pearce
Chief Legal Officer
Credit Acceptance Corporation
25505 West Twelve Mile Road
Southfield, MI 48034-8339

> **Re: Credit Acceptance Corporation**
> **Schedule TO-I**
> **Filed on February 9, 2011**
> **File No. 005-45225**

Dear Mr. Pearce:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Offer to Purchase

Proration, page 12

1.   You state that you may make payment as late as 5 business days after expiration. Please advise how you determined that this would constitute prompt payment under Rule 14e-1(c). Refer to Section II.D of SEC Release No. 34-43069.

Withdrawal Rights, page 19

2.   You state that tendered shares may be withdrawn at any time after April 7, 2011. The
        correct date appears to be April 6 (or on or after April 7). Please advise, or revise your
        disclosure.

Conditions of the Tender Offer, page 21

3.   We note that your offer is subject to a financing condition. It is our position that a
        material change in the offer occurs when the offer becomes financed, e.g., financing is
        obtained or the financing condition is otherwise satisfied, and that, accordingly, five days
        must remain in the offer or the offer must be extended upon the satisfaction of the
        financing condition. Refer to SEC Release No. 34-24296. Please confirm your intent in
        this regard.

4.   Please describe the material terms of the Debt Financing. See Item 1007 of
        Regulation M-A. We also note that consummation of the tender offer is conditioned on
        consummation of the Debt Financing, on terms satisfactory to you. The tender offer may
        only be subject to conditions that are based on objective criteria and are not within the
        bidder's control. Please revise.

5.   All offer conditions, except those related to the receipt of government regulatory
        approvals necessary to consummate the offer, must be satisfied or waived at or before the
        expiration of the offer. Please clarify this point in your disclosure.

6.   In the last paragraph of this section, you state that you may assert a condition regardless
        of the circumstances giving rise to the condition. This disclosure suggests that actions or
        inactions by you or your affiliates may be responsible for triggering the offer conditions.
        The inclusion of offer conditions is not objectionable when the conditions are objectively
        determinable and outside the control of the bidder. Please revise to remove the
        implication that the conditions may be triggered at your option.

Source and Amount of Funds, page 24

7.   Please identify the collateral securing the credit agreement. See Item 1007(d)(1) of
        Regulation M-A.

U.S. Federal Income Tax Consequences, page 38

8.   Please provide an analysis supporting your reference to Treasury Department
        Circular 230, or delete the legend.

Miscellaneous, page 42

9.   You state that the offer is not being made to, nor will tenders be accepted from, holders residing in certain jurisdictions. Please provide your analysis as to how limiting participation in this manner is consistent with Rule 13e-4(f)(8)(i). If you are attempting to rely on Rule 13e-4(f)(9)(2), we note that Rule 13e-4(f)(9)(2) is restricted to state law. Refer to Section II.G.1 of SEC Release No. 34-58597 for guidance. Similar language appears on page ii of this document.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact me at (202) 551-3503 if you have any questions regarding our comments.

                                Sincerely,

                                David L. Orlic
                                Special Counsel
                                Office of Mergers & Acquisitions

cc: <u>Via facsimile: (312) 407-8626</u>
   Richard C. Witzel, Jr., Esq.
   Skadden, Arps, Slate, Meagher & Flom LLP